Exhibit 99.2

EVOGENE LTD.
13 Gad Feinstein St., Park Rehovot
Rehovot 7638517, Israel

__________________________

PROXY STATEMENT

_________________________

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2025 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of 2025 Annual General Meeting of Shareholders that was published by the Company on  June 17, 2025. The Meeting will be held at 3:00 p.m. (Israel time) on, Monday, August 11, 2025, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

The notice of annual general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.2 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about June 17, 2025.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on June 23, 2025, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Re-election of each of (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Ms. Sarit Firon and (f) election of Mr. Ofer Haviv, the Company’s CEO and President, to serve as a director of the Company, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified.

2.	Approval of an amendment to the equity component of the compensation package of our non-executive directors and chairperson of the board (current and future).

3.
Approval of an amendment to our amended and restated articles of association, or the Articles, to increase the registered share capital of the Company by NIS 3,000,000 such that the total registered share capital of the Company will be NIS 6,000,000 divided into 30,000,000 ordinary shares of NIS 0.2 par value per share.

4.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” all of the above proposals.

a)	Quorum

As of the close of business on June 16, 2025, we had 8,714,230 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

b)	Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

c)	Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 23, 2025, or which appear in the participant listing of a securities depository on that date.

d)	How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

e)	Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, or email it to us at e-mail address: nitsan.deutsch@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on August 10, 2025, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 11:00 a.m., Israel time, on August 11, 2025. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card. If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposal 1, 2, 3 or 4, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

f)	Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on August 10, 2025, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

g)	Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on June 17, 2025 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date June 23, 2025). Please then deliver, mail (via registered mail) or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail address: nitsan.deutsch@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 11:00 a.m., Israel time, on August 11, 2025) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six (6) hours before the time fixed for the Meeting (i.e., by 9:00 a.m., Israel time, on August 11, 2025). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 1, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

RE-ELECTION AND ELECTION OF EACH OF (A) MR. NIR NIMRODI, (B) DR. ADRIAN PERCY,
(C) MR. LEON Y. RECANATI, (D) MR. DAN FALK, (E) MS. SARIT FIRON AND (F) MR. OFER
HAVIV; TO SERVE AS A DIRECTOR OF THE COMPANY

Background

Under our Articles and the Israeli Companies Law, 5759-1999, or the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders. Our Board, has nominated each of (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Ms. Sarit Firon, each of whom is a current director of our Company, for re-election, and (f) Mr. Ofer Haviv, for election, to hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles.

Under our Articles, the Board may appoint a director to the Board either to fill a position that has become vacant for any reason whatsoever or as an additional director, provided that the number of directors will not exceed the maximum number of members of the Board as a result of such appointment. Any Director so appointed will remain in office until the earlier of the first annual or special general meeting of shareholders following his or her appointment and until his or her successor is duly qualified. The Board has nominated Mr. Ofer Haviv, our President and CEO, to serve as a director of the Company, effective as of March 6, 2025, until the Meeting and until the due election and qualification of his successor.

Under the Companies Law and our Articles, the re-election and election of each director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Each of the seven nominees, other than Mr. Ofer Haviv, has been determined by our Board to be independent within the meaning of the Listing Rules of the Nasdaq Stock Market. Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the Nasdaq Listing Rules that a majority of the Company's directors must be independent.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provide details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for re-election as a director has consented to be named and has agreed to serve as a director, if re-elected. Our Board recommended that each such director be nominated to serve for an additional term.

Biographical Information for Nominees

We have provided the following biographical information regarding the background and experience of each nominee for re-election or election, which is based upon the records of the Company and information provided to us by the nominees:

Mr. Nir Nimrodi has served as a director of our Company since he was appointed by the Board in September 2022 and as our chairperson of the Board since March 2025. He was a consultant to the Board of our Company from April 2020 until September 2022. Mr. Nimrodi have been the Chairman and Chief Executive Officer of Accellix Inc, a leading cell therapy analytical company, from May 2019 until October 2024. Mr. Nimrodi has also served as a director of OdysightAI since August 2023. Mr. Nimrodi brings more than 25 years of diverse international experience in both start-ups and large global businesses in the life science, pharmaceutical, and biotechnology industries. Prior to joining Accellix, Mr. Nimrodi served as the Chief Business Officer of Intrexon Corporation, a leader in synthetic biology from March 2014 to April 2019. Prior to Intrexon, Mr. Nimrodi held several executive roles at Life Technologies Inc (now part of Thermo Fisher). While at Life Technologies, Mr. Nimrodi served as Chief Executive Officer and Board Member of Life Technologies Israel from January 2007 to December 2008, Head of Protein Technologies from December 2008 to December 2010, as well as Vice President and General Manager of Food Safety and Animal Health from December 2010 to March 2014. Prior to his seven years at Life Technologies, he was the Chief Executive Officer of Proneuron Biotechnologies Inc. from February 2002 to December 2006 and Mindsense Biosystems Ltd. from June 1999 to February 2002. Earlier in his career, Mr. Nimrodi was a Director of Finance for Teva Pharmaceuticals Ltd. from April 1995 to June 1999. Mr. Nimrodi holds a B.A. in Economics and MBA from the Tel Aviv University, Israel.

Ms. Sarit Firon has served as a director of our Company since she was appointed by the Board in August 2016, and as chairperson since August 2021 and until March 2025. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early-stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund, between 2016 and 2019. She has served at Extreme Reality Ltd., as its Chief Executive Officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq: CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq: RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Between July 2015 and February 2018, she served as chairperson of the board of directors of myThings Israel Ltd. Between September 2014 and August 2017, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq: MDWD), and between June 2012 and August 2016, Ms. Firon served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS: MTLK). Ms. Firon serves on several boards of directors of Team8 Capital portfolio. In addition, since November 2016, she has served as a board member and chairperson of the audit committee of Perion Network Ltd. Since August 2018, she has served as a board member of Splacer Ltd. Since August 2020 she has served as a board member of Friends of the Weizmann Institute.   Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Mr. Dan Falk has served as a director of our Company since he was appointed by the Board in November 2021. Mr. Falk has extensive experience of more than 20 years in serving as a financial expert on public and private company boards, most recently on the boards of Nice Ltd. (Nasdaq: NICE), Ormat Technologies Inc. (NYSE: ORA) and Innoviz Technologies Ltd. (Nasdaq: INVZ). Additionally, in the past Mr. Falk held various executive positions in Orbotech Ltd. between 1985 and 1999, and Sapiens International Corporation (Nasdaq: SPNS) between 1999-2001. Mr. Falk holds a B.A. in Economics and Political Sciences, and an M.A. in Business Administration both from the Hebrew University of Jerusalem, Israel.

Dr. Adrian Percy has served as a director of our Company since February 2019. Dr. Percy serves on the board of directors of AgPlenus Ltd., BioLumic Ltd., Nufarm Ltd. and FungiAlert Inc.  (dba FA Bio). He is a member of the science and technology boards of Harpe BioHerbicide Solutions Inc., and Biotalys NV. Dr. Percy is serving as the Executive Director of the N.C. Plant Sciences Initiative and is a Professor in the Department of Plant and Microbial Biology at NC State University since 2021. Dr. Percy is currently a venture partner with DYDX Capital and frequently acts as an advisor to companies through his own consultancy company, Nomad Technology Consulting. From 2019-2021, Dr. Percy served as Chief Technology Officer at UPL Ltd. From 2014-2018, he served as the head of research and development for the Crop Science division of Bayer as part of its executive committee. During his 16-year tenure at Bayer, he also led regulatory affairs activities across the entire division of Crop Science between 2013 and 2014 and crop protection development activities for Bayer in North America between 2011 and 2013. Dr. Percy has held positions in the research and development departments of Aventis CropScience SA between 2000 and 2002, Rhone Poulenc SA between 1996 and 2000, and Bayer in France, Germany and the United States. Dr. Percy earned a bachelor’s degree in pharmacology at the University of Liverpool, England, as well as a master’s degree in toxicology and a doctorate in biochemistry at the University of Birmingham, England.

Mr. Leon Y. Recanati has served as a director of our Company since May 2005. Mr. Recanati has served as chairperson and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer or chairperson positions at IDB Holding Corporation, Clal Industries, Azorim Investment Development and Construction Co., Delek Israel Fuel Corporation, and Super-Sol. He also founded Clal Biotechnologies Industries, a biotechnology investment company operating in Israel. Mr. Recanati serves as a member of the board of directors of Kamada Ltd. since 2005, and as an observer to the board of directors of Mivtach-Shamir Holdings Ltd. since 2002.  Mr. Recanati holds an MBA from The Hebrew University of Jerusalem, Israel, and Honorary Doctorates from the Technion Institute of Technology, Israel, and Tel-Aviv University, Israel.

Mr. Ofer Haviv has served as Evogene's President and Chief Executive Officer since December 2004 after having joined the company in January 2002 as Chief Financial Officer. Mr. Haviv serves as Chairperson of the Board of Directors of our subsidiaries. From 2006 to 2007, Mr. Haviv served as a director of the company and in March 2025 he was appointed by our Board to serve as a member of the Board until the earlier of the first annual or special general meeting of shareholders following his appointment and until his successor is duly qualified. Mr. Haviv is a Certified Public Accountant and holds a BA in Accounting and Economics from Tel-Aviv University, Israel.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Mr. Nir Nimrodi be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until her successor is duly elected and qualified.”

(b) “RESOLVED, that Dr. Adrian Percy be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(c) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(d) “RESOLVED, that Mr. Dan Falk be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(e) “RESOLVED, that Ms. Sarit Firon be, and hereby is, re-elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

(f) “RESOLVED, that Mr. Ofer Haviv be, and hereby is, elected to serve as a director of the Company until our next annual general meeting of shareholders, and until his successor is duly elected and qualified.”

Required Vote

The approval of the re-election or election of each of the seven directors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each one of the five directors, and the election of Mr. Haviv, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE EQUITY COMPENSATION PACKAGE OF OUR
NON-EXECUTIVE DIRECTORS AND CHAIRPERSON OF THE BOARD

Background

Under the Companies Law, any public Israeli company that seeks to approve the terms of compensation of its directors is generally required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Each of our directors currently receives, on an annual basis, a uniform compensation package that includes cash fees for Board and committee service, and equity compensation in the form of annual option grants. We propose to revise certain aspects of the equity component of the compensation package, as described in this Proposal 2. It is noted that while this proposal is intended to approve the terms for non-executive directors and the chairperson of the Board in general, based on our Board's approval, and assuming he is re-elected under Proposal No. 1, Mr. Nimrodi, our current chairperson, will be entitled to the compensation proposed under this Proposal No. 2, as an active chairperson, effective as of the date of this meeting.

Cash Compensation of Directors - General

All of our directors, except for our chairperson, receive annual fees and per-meeting fees for their service on our board and its committees. Since May 2016, we have voluntarily followed the more stringent payment scheme provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, and currently pay our directors, except for our chairperson, the following amounts (which are subject to adjustment in accordance with the regulations):

◾	Annual fees in an amount of approximately $14,500 for directors not classified as experts and approximately $19,300 for directors classified as experts; and

◾
Per-meeting fees in an amount of approximately $750 for directors not classified as experts and approximately $1,000 for directors classified as experts; 60% of such amounts for participation in meetings via telecommunications and 50% of such amounts for resolutions adopted in writing.

Cash Compensation of Chairperson of the Board

In accordance with shareholders’ approval from 2021, our previous chairperson was entitled to a monthly retainer at approximately $6,600 per month, without any per meeting fees, for so long as she served as our active chairperson of the Board. We intend to apply this arrangement with respect to our current and any future chairperson (including Mr. Nimrodi, assuming his re-election, subject to the approval of Proposal 1).

Equity Compensation of Directors

Under our current director compensation package, which was approved in 2021, each non-employee director who is appointed or re-elected by our shareholders to the Board is granted options to purchase 1,800 ordinary shares, upon the resolution of our shareholders of his/her appointment or re-election. However, an appointment by the Board to fill a vacancy does not entitle the appointed director to an option grant.

These annual options vest in four equal installments of one-quarter each, over the course of the year following the grant. In the case of a director who is elected to the Board for the first time, all of the options to purchase 1,800 ordinary shares shall vest following a one year “cliff”— i.e., on the anniversary of the initial date of election.

We propose to replace the current director option grant package described above, with annual option grants of options to purchase 2,500 ordinary shares to each non-executive director, current and future, on the date of our annual general shareholders’ meeting at which such director is elected or re-elected to the Board. These annual options will vest in four equal installments of one-quarter each, over the course of the year following the grant. In the case of a director who is elected to the Board for the first time, all of the options to purchase 2,500 ordinary shares shall vest following a one year “cliff”— i.e., on the anniversary of the initial date of election.

All option grants to directors (including those for the chairperson of the board, as described below) shall be subject to the terms of the Plan and will be granted at an exercise price equal to the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, and not less than the fair market value for ISO grants. All such options will expire 10 years following the date of grant thereof.

Equity Compensation of Chairperson of the Board

Under our current director compensation package, the chairperson of the Board is entitled to receive annual option grants to purchase twice the number of ordinary shares as are granted to all other directors, on the same vesting and exercise price terms that apply to the option grants for all other directors.

We propose to maintain this formula with respect to future chairpersons, such that he/she will be entitled to receive options to purchase 5,000 ordinary shares, however, a chairperson of the Board who is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson's position compared to the other directors, will be entitled to receive options to purchase 10,000 ordinary shares.

Options will be granted on the date of our annual general shareholders meeting at which such chairperson is elected or re-elected to the Board.

Our compensation committee and Board have approved, and propose that our shareholders approve— pursuant to this Proposal 2— that our future chairpersons, including Mr. Nir Nirmrodi, our prospective Chairperson of the Board (assuming that he is re-elected as a director pursuant to Proposal 1), receive annual option grants to purchase 10,000 ordinary shares, on the same vesting and exercise price terms that apply to the option grants for all other directors.

Our compensation committee believes that our Chairperson compensation program should reward actions and behaviors that drive shareholder value creation.

Mr. Nir Nirmrodi is determined by the Board to be an “active chairperson” in light of increased involvement in our activities and increased time investment in the performance of the duties accompanying the chairperson's position.

The Compensation Committee retained the services of Compvision, a reputable, independent, outside compensation consultant, which provided an opinion, that the proposed grant to our directors meets market standards.

The average annual value of the last annual grants of 1,800 options each to our directors, which were granted on  June 13, 2024 was $5,407 (which would translate to a value of approximately $7,510 for a grant of 2,500 options per annum, according to the terms of the equity-based compensation to directors pursuant to this Proposal 2), and the annual value of the last annual grants of 3,600 options to our former chairperson, which were granted on  June 13, 2024 was $10,518 (which would translate to a value of approximately $29,217 for a grant of 10,000 options per annum, according to the terms of the equity-based compensation to as active chairperson pursuant to this Proposal 2).

The proposed terms of compensation were approved by our compensation committee and the Board and are consistent with our current compensation policy for directors and officers.

Summary of Proposed Changes to Director Equity Compensation

We have summarized the proposed changes to our directors’ equity compensation package as follows:

Equity Compensation Element	Current Amount/Terms	Proposed Amount/Terms
Initial annual equity grant (amount and vesting) - new directors
Options to purchase 1,800 ordinary shares, and options to purchase 3,600 ordinary shares for the chairperson, all of which are granted on the date of the annual shareholders meeting at which the director is initially elected; vesting at one “cliff”— upon the one-year anniversary of the grant date.

Options to purchase 2,500 ordinary shares,   options to purchase 5,000 ordinary shares for the chairperson and options to purchase 10,000 ordinary shares for the chairperson who will be defined by the Board as an “active chairperson”, all of which are granted on the date of the annual shareholders meeting at which the director is initially elected; vesting at one “cliff”— upon the one-year anniversary of the grant date.

Follow-up annual equity grant (amount and vesting)- directors
Options to purchase 1,800 ordinary shares, and options to purchase 3,600 ordinary shares for the chairperson, granted on the date of the annual shareholders meeting at which the director is re-elected; vesting in four equal installments of one-quarter each, over the course of the year following the grant date.

Options to purchase 2,500 ordinary shares, options to purchase 5,000 ordinary shares for the chairperson and options to purchase 10,000 ordinary shares for the chairperson who will be defined by the Board as an “active chairperson”, granted on the date of the annual shareholders meeting at which the director is re-elected; vesting in four equal installments of one-quarter each, over the course of the year following the grant date.

Exercise Price	Equal to the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, and not less than the fair market value for ISO grants.	Equal to the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of grant, and not less than the fair market value for ISO grants.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, to approve an amendment to the equity-based compensation terms of the Company’s current and future non-executive directors and chairperson, as detailed in the Proxy Statement, dated June 17, 2025”.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the proposed revised equity grants to our present and future non-executive directors and chairperson requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (excluding abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolutions approving the revised compensation package for our present and future chairperson of the Board.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO OUR AMENDED AND RESTATED ARTICLES OF
ASSICIATION TO INCREASE THE REGISTERED SHARE CAPITAL OF THE COMPANY BY NIS
3,000,000 SUCH THAT THE TOTAL REGISTERED SHARE CAPITAL OF THE COMPANY WILL BE
NIS 6,000,000 DIVIDED INTO 30,000,000 ORDINARY SHARES OF NIS 0.2 PAR VALUE PER SHARE

Our Articles currently authorize the issuance of up to 15,000,000 ordinary shares, par value NIS 0.2 per share.

On June 15, 2025, our board adopted resolutions approving an amendment to the Articles to increase the number of registered share capital of the Company by NIS 3,000,000, such that the total registered share capital of the Company will be NIS 6,000,000 divided into 30,000,000 Ordinary Shares of NIS 0.2 par value per share.

Our Board is recommending the proposed increase in the registered share capital to provide adequate number of ordinary shares for general corporate purposes, as further described below. The Board determined that the proposed amendment is advisable and in the best interests of the Company and directed that the proposed amendment be submitted for adoption and approval by our shareholders at the meeting. On that regard, it is noted that we have recently completed our at-the-market (ATM) offering with Lake Street Capital Markets, LLC by selling 1,923,650 shares at a weighted average price of approximately $2.34 per share (both figures are on an as-adjusted basis following our reverse share split effectuated on July 25, 2024), raising approximately $4.5 million in gross proceeds.

Purposes and Effect of the Proposed Amendment and Effect of Shareholders Approval

As of June 16, 2025, we had 8,714,230 ordinary shares outstanding, 3,384,616 ordinary shares reserved for issuance upon exercise of outstanding warrants and the registered share capital was NIS 3,000,000 divided into 15,000,000 ordinary shares. Following the approval of the proposed amendment, the total registered share capital of the Company will be NIS 6,000,000 divided into 30,000,000 ordinary shares of NIS 0.2 par value per share.

As a general matter, the increase in our registered share capital as a result of the proposed amendment would enable the Board to issue additional ordinary shares in its discretion from time to time for general corporate purposes, including, but not limited to, expanding our business through providing equity incentives to employees, officers or directors; and the raising of additional capital. Such issuances would occur without further action or approval of our shareholders and would be subject to and limited by any rules or listing requirements of Nasdaq or of any other applicable rules or regulations.

Except for ordinary shares reserved for grant(s) pursuant to our equity compensation plans and outstanding warrants, the Company does not currently have any other plans, agreements, commitments or understandings with respect to the issuance of the additional ordinary shares (or the currently authorized but unissued shares).

Failure by the shareholders to approve the proposed amendment would reduce the ability of the Board to take the potential future actions to issue additional ordinary shares discussed above.

Any additional authorized ordinary shares, if and when issued, would be part of our existing class of ordinary shares, and would have the same rights and privileges as the currently outstanding ordinary shares.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, to approve an amendment to our Articles to increase the registered share capital of the Company by NIS 3,000,000 such that the total registered share capital of the Company will be NIS 6,000,000 divided into 30,000,000 ordinary shares of NIS 0.2 par value per share.”

Required Vote

The approval of amendment of our Articles to increase our registered share capital requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving an amendment to our Articles to increase the registered share capital of the Company by NIS 3,000,000 such that the total registered share capital of the Company will be NIS 6,000,000 divided into 30,000,000 ordinary shares of NIS 0.2 par value per share.

PROPOSAL 4

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY’S
INDEPENDENT, EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2025

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, also referred to as Kost Forer, served as our independent auditors for the year ended December 31, 2024 and for the additional period until the Meeting. Kost Forer has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2025 and for the additional period until the close of the 2025 annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board, with power of delegation to the audit committee thereof.

Principal Accountant Fees and Services

We paid or accrued the following fees for professional services rendered by Kost Forer to our Company for the years ended December 31, 2024 and 2023:

	2023	2024
Audit Fees	$190,000	$190,000
Audit-Related Fees	-	$25,000
Tax Fees	$20,000	$20,000
All Other Fees	$10,000	-
Total	$220,000	$235,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” include fees for professional services rendered by our auditors for tax compliance and tax consulting in connection with international transfer pricing.

“All Other Fees” include fees for professional services rendered by our auditors for VAT consulting to one of our subsidiaries.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually any specific audit and non-audit services, audit-related services and tax services that may be performed by our independent accountants. Pursuant to that policy, our audit committee pre-approved all fees paid to our auditors for the year ended December 31, 2024.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.”

Required Vote

The approval of the reappointment of the independent auditors requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote “FOR” the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2025 and the additional period until the 2026 annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

The Board has approved, and is presenting to the shareholders for review and discussion at the Meeting, the Company’s annual audited consolidated statements of financial position as of December 31, 2024 and the Company’s audited consolidated statements of profit or loss for the year then ended.

The audited financial statements of the Company for the fiscal year ended December 31, 2024 comprise a part of the 2024 Form 20-F, which is available at the SEC’s website, www.sec.gov, at the MAGNA website of the ISA at www.magna.isa.gov.il, and at our Company’s website at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

We will hold a discussion with respect to the financial statements at the Meeting, but no vote will be held with respect to this matter.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA, at www.magna.isa.gov.il, and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Yaron Eldad Mr. Yaron Eldad Chief Financial Officer

Dated: June 17, 2025